Strayer Education, Inc.

Making education achievable for working adults

November 5, 2014

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

RE:	Strayer Education, Inc. Form 10-K for the Fiscal Year Ended December 31, 2013 Filed February 26, 2014 Response Dated October 8, 2014 File No. 000-21039

Dear Mr. Spirgel:

On behalf of Strayer Education, Inc. (“Strayer” or the “Company”), we respectfully submit below Strayer’s response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated October 22, 2014. For your convenience, we have set forth below the Staff’s comment in italics, followed by Strayer’s responses thereto.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Revenue Recognition, page 39

1.	We note your response to comment 1. Please disclose the criteria for initial and continuing eligibility in the Graduation Fund program.

The following disclosure about the criteria for initial and continuing eligibility in the Graduation Fund program is included in our Form 10-Q for the quarterly period ended September 30, 2014 and will be included in future filings where appropriate:

“New students registering in credit-bearing courses in any undergraduate program for the summer 2013 term (fiscal third quarter) and subsequent terms qualify for the Graduation Fund. Students must meet all of the University’s admission requirements and not be eligible for any previously offered scholarship program. Our employees and their dependents are not eligible for the program. To maintain eligibility, students must be enrolled in a bachelor’s degree program, and they become ineligible to participate in the Graduation Fund if they have more than one consecutive term of non-attendance. In their final academic year, students will receive one free course for every three courses that were successfully completed.”

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Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition, page 52

2.	Revise to disclose your refund policy for all services provided.

We have disclosed our refund policy for all services in our Form 10-Q for the quarterly period ended September 30, 2014 as follows:

“Our refund policy typically permits students who complete less than half of a course to receive a partial refund of tuition for that course. Refunds reduce the tuition revenue that would have otherwise been recognized for that student. Since our academic terms coincide with our financial reporting periods, all refunds are processed and recorded in the same quarter as the corresponding revenue. The amount of tuition revenue refundable to students may vary based on the student’s state of residence. Unused books and related academic materials may be returned for a full refund within 21 days of the start of class, but purchases of electronic content are not refundable once downloaded. Revenues derived from fees are not eligible for a refund.”

3.	With respect to the education services provided by Strayer Education, please tell us if you reassess collectability of tuition and fees after a student withdraws from a course, the institution, or otherwise loses Title IV eligibility. To help us better understand your accounting policy, please provide us with the following information:

Strayer Education, Inc. conducts its operations through its wholly owned subsidiary, Strayer University (the “University), which is an accredited institution of higher education providing undergraduate and graduate degrees in various fields of study. Like many traditional institutions, the University operates on a quarter system having four academic terms, which coincide with our quarterly financial reporting periods. A typical class is offered in weekly increments over a ten-week period and is followed by an exam. Tuition revenue is recognized ratably in the quarter of instruction as we provide academic services in a given term.

Our students finance their education in a variety of ways, and historically about three quarters of our students participated in one or more Title IV programs. In addition, many of our working adult students finance their own education or receive full or partial tuition reimbursement from their employers. Those students who are veterans or active duty military have access to various government-funded educational benefit programs. After providing evidence of an acceptable method of payment, a student is able to complete his or her registration and attend class.

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Students who withdraw from a course may be eligible for a refund of tuition charges based on the timing of the withdrawal. We use the student’s last date of attendance for this purpose. Student attendance is based on physical presence in class for on ground classes, and for online classes attendance consists of logging into one’s course shell and performing an academically related activity (e.g., engaging in a discussion post or taking a quiz).

For undergraduate students who withdraw from all their courses during the quarter of instruction, we reassess collectibility of tuition and fees for revenue recognition purposes. We began this practice in the second quarter of 2014 when we modified our accounting policy for these circumstances. For accounting purposes, we cease revenue recognition when the student fully withdraws from all of his or her courses in the academic term. Tuition charges billed in accordance with our billing schedule may be greater than the pro rata revenue amount, but the additional amount is not recognized as revenue unless it is collected in cash.

Prior to the second quarter of 2014, we did not reassess the collectibility of student tuition and fees for revenue recognition purposes after the student withdrew from all of his or her courses. However, when we modified this accounting policy, we calculated the impact this change would have had on revenues and income before income taxes for the years ended December 31, 2013, 2012 and 2011, assuming the reassessment of collectibility occurred during these financial years. Given our practice of reserving for student balances based on historical collection experience, the impact to the Company’s financial statements was immaterial, representing 0.3% of revenue in each period, and 0.3%, 0.1%, and 0.3% of income before income taxes in each respective period.

For students who remain enrolled in Strayer University throughout an academic term, even if they withdraw from some of their courses, revenue is recognized, net of refunds, because collectibility of the student’s revenue is reasonably assured based on our historical experience.

For students who receive funding under Title IV, funds are subject to return provisions as defined by the Department of Education. If Title IV funds are returned to the Department of Education, the student is responsible for paying the amount of prorated tuition charged to him or her. Loss of financial aid eligibility during an academic term is rare and would normally coincide with the student’s withdrawal from the institution. As discussed above, we cease revenue recognition upon an undergraduate student’s withdrawal from all of his or her classes in an academic term.

Additional responses are provided below in the order presented.

●	tell us about the academic terms for online and campus-based institutions and if classes are taken simultaneously or consecutively;

Similar to traditional institutions, Strayer University operates on a quarter system with four academic terms -- Fall, Winter, Spring, and Summer. An academic term is typically 10-weeks of class followed by an exam. We also offer 5-week undergraduate mini-sessions during a quarter. These four academic terms coincide with our quarterly financial reporting periods.

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Our courses are offered “on-ground” at our physical campus locations and online. Courses generally start and stop at the same time during a given term regardless of whether they are on-ground or online classes. All our courses, including the 5-week undergraduate mini-sessions, are offered within academic terms which coincide with our quarterly financial reporting periods. Our students may take more than one course in a given term (i.e., simultaneously), and on average take approximately two courses per term.

●	tell us how you are notified when a student withdraws from a course and/or the institution and how you determine that a student has officially withdrawn from the institution;

A student’s withdrawal from a course is determined in one of two ways. A withdrawal can occur when a student informs us of his or her intention to withdraw from a course. In this instance, a withdrawal request is processed typically within one week of notification. More often, a withdrawal from a course occurs administratively (i.e., without formal notification from the student) after four consecutive, unexcused absences.

Students are considered withdrawn from the institution after more than three consecutive terms of non-attendance. After this point, a student would have to reapply for admission. However, for purposes of our accounting analysis, a student is considered withdrawn from the institution within any term that he or she withdraws from all of his or her classes in the academic term.

When a student withdraws from a course, whether we are notified or whether in the form of an administrative withdrawal, the student’s last date of attendance is used to determine the prorated tuition refund amount for which the student is eligible. Attendance may be in the form of a student’s physical presence in a campus-based course or, for an online course, login plus participation in academically related activities. Student attendance is tracked in our student information system for each class in which a student is enrolled.

●	tell us how revenue is recognized for a particular course if a student withdraws from the institution before and after the institution’s refund period elapses, if any;

During a given academic term, revenue for a student is recognized over the period of instruction using the University’s policy for tuition charges and refunds. However, for undergraduate students who withdraw during an academic term, the amount of revenue recognized is adjusted to reflect only the academic services delivered on a pro-rata basis up to the withdrawal date and not the amount billable to the student under the University’s tuition policies, which is always the same or greater. Any additional amounts owed to the University are recorded as revenue only upon collection. The withdrawal date is the earlier of the date the student requested an official withdrawal or, for administrative withdrawals, after four consecutive absences from classes.

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Since we recognize revenue on a pro-rata basis as academic services are being provided for students who withdraw during the academic term, the elapsing of the refund period does not affect the amount of revenue recognized. The elapsing of the refund period would however affect the amount of tuition billed to the student which is always the same or greater than the revenue recognized.

●	tell us how revenue is recognized for a particular course if a student withdraws from the institution before earning 100% of the Federal Student Aid funds he or she was scheduled to receive during the period; and

As described above, for an undergraduate student who withdraws from all of his or her classes, revenue is recognized ratably from the start of the academic term through the date it is determined the student has withdrawn from all of his or her classes. The amount of revenue recognized is not affected by the percentage of the Federal Student Aid funds earned by the student at the student’s withdrawal date. We have addressed separately in this letter the accounting treatment if Title IV funds are returned to the Department of Education.

●	tell us about your historical collections experience with students who become responsible for tuition and related fees due to withdrawal or loss of financial aid eligibility.

Our collections experience for undergraduate students who become responsible for tuition and related fees due to withdrawal from the institution or loss of financial aid eligibility is that less than half of such amounts due are ultimately collected. Given this experience, we cease further revenue recognition on undergraduate students upon full withdrawal from the institution. Loss of financial aid eligibility during an academic term is rare and would normally coincide with the student’s withdrawal from the institution.

For tuition receivable from students at the time of withdrawal, we establish an adequate allowance for doubtful accounts in accordance with our reserve methodology. At the end of each academic term (which coincides with our quarterly financial reporting schedule), we apply an allowance against outstanding receivables based upon historical collection rates. Our experience is that payment of such balances is significantly influenced by whether the student returns to the institution as we require students to make payment arrangements for their outstanding balances prior to enrollment. Therefore, we monitor outstanding tuition receivable balances through subsequent terms, increasing the reserve on such balances over time as the likelihood of returning to the institution diminishes and our historical experience indicates collection is less likely. Our bad debt expense as a percentage of net revenue was 4.4%, 4.2%, and 4.0% for the twelve months ended December 31, 2013, 2012 and 2011, respectively.

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Note 5. Restricted Cash, page 52

4.	Please tell us and disclose the amounts of any funds restricted for return of Title IV funds to the Department of Education. If not considered restricted funds, please advise us of the rationale.

Because we provide services during academic terms which coincide with our quarterly financial reporting periods, we typically do not have any amounts restricted for return of Title IV funds to the Department of Education as of our reporting period dates. The following disclosure was included in our Form 10-Q for the quarterly period ended September 30, 2014, and we will continue to include this disclosure in future filings:

“A significant portion of our revenues are funded by various federal and state government programs. We generally do not receive funds from these programs prior to the start of the corresponding academic term. We may be required to return certain funds for students who withdraw from the University during the academic term. Unpaid obligations are included in restricted cash in our balance sheet. There were no amounts payable for these obligations at December 31, 2013 or September 30, 2014.”

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On behalf of Strayer, we hereby acknowledge that:

●	Strayer is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	Strayer may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.

Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me at (703) 247-2514. Thank you.

Very truly yours,

/s/ Mark C. Brown
Mark C. Brown
Executive Vice President and Chief Financial Officer

Cc:	Mr. Karl McDonnell, Chief Executive Officer
Mr. G. Thomas Waite, Chair, Audit Committee Mr. Viet D. Dinh, General Counsel Mr. Daniel W. Jackson, Senior Vice President and Treasurer Mr. Robert Barrett, PricewaterhouseCoopers

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